SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)
Commercial Federal Corporation
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
201647104
(CUSIP Number)

Peter A. Langerman
Franklin Mutual Advisers, LLC
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078
(973) 912-2174
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 25, 2001
(Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ]. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.      NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Franklin Mutual Advisers, LLC
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[   ]
                                                              (b)[X]
3.      SEC USE ONLY
4.      SOURCE OF FUNDS
See Item 3
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.      SOLE VOTING POWER
2,278,512 (See Item 5)
8.      SHARED VOTING POWER
None (See Item 5)
9.      SOLE DISPOSITIVE POWER
2,278,512 (See Item 5)
10.     SHARED DISPOSITIVE POWER
None (See Item 5)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,512 (See Item 5)
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES [ ]
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
4.6%
14.     TYPE OF REPORTING PERSON        IA


This Amendment No. 7 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("Franklin Mutual") with the Securities and Exchange Commission ("SEC") on August 4, 1999 (as amended September 9, 1999, September 30, 1999, October 7, 1999, October 19, 1999, November 5, 1999, and March 8, 2001, the "Schedule 13D"). Item 7 of the Schedule 13D is hereby supplemented and amended as follows:

Item 7. Materials to be Filed as Exhibits
Exhibit A       Summary of Transactions Within the Last Sixty Days





Signature.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 29, 2001

FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

EXHIBIT A
Summary of Transactions Within the Last Sixty Days

Date        Buy/Sell   No. of Shares     Price

09/24/01     sell         800,090        $23.20
10/25/01     sell        1,585,000       $24.75



CUSIP 201647104